EPIC STORES CORP.
20805 North 19th Avenue, Suite 2
Phoenix, AZ 85027

January 21, 2016

via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention:	Mara L. Ransom Assistant Director Office of Consumer Products

Dear Sirs/Mesdames:

Re: Epic Stores Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 10, 2015 File No. 333-206662

Epic Stores Corp. (the “Company”, “we”, or “our”) writes in response to your letter of December 21, 2015 to Brian Davidson, Chief Executive Officer of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

General

1.	We note the private placements that closed in October 2015 and December 2015 and that you have amended your registration statement to include the securities issued and underlying securities issuable upon conversion in these private placements. Please provide us with a detailed analysis regarding why the concurrent private offering should not be integrated with your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of these offerings. See Securities Act Sections Compliance and Disclosure Interpretations, Question 139.25.

Securities Act Sections Compliance and Disclosure Interpretations, Question 139.27 (“C&DI 139.27”) states as follows:

Question: A company completes a private placement of securities in reliance on the Section 4(2) exemption and then files a registration statement for the resale of the privately-placed securities. After the filing of the registration statement but prior to its effectiveness, the company commences and completes a second private placement that is consistent with the interpretive guidance on general solicitation provided in Securities Act Release No. 8828 (Aug. 10, 2007). Can the company include the securities from the second private placement in the pending resale registration statement prior to effectiveness?

Answer: Yes. The second private placement must be consistent with the interpretive guidance in the release and it must be completed before the company can file a pre-effective amendment to include the securities from the second private placement in the resale registration statement. [Aug. 14, 2009]

We confirm that the investors in the private placements that closed in October 2015 and December 2015 had substantive, pre-existing relationships with the Company or its agents and such private placements were completed before the Company filed the pre-effective amendment.

In addition, we note that such private placements were conducted in accordance with Regulation S and such offshore offerings are traditionally not integrated with U.S. public offerings.

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2.	We note your response to prior comment 1; however, based on the disclosure we remain concerned that some selling shareholders received the securities being registered for resale while you were a shell company. Based on the share exchange agreement filed as Exhibit 2.1, the closing of the private placement was a condition precedent to the consummation of the acquisition, which suggests that the shareholders received their shares prior to the closing of the acquisition and thus from a shell company. Accordingly, please revise the registration statement as previously requested to identify the selling shareholders that received their shares prior to the acquisition as underwriters and conduct the offering for resale of these securities at a fixed price for the duration of the offering, or provide us with a detailed legal analysis explaining why you believe the foregoing is not required.

The wording of the share exchange agreement was unclear with respect to stating that the closing of the private placement was a condition precedent to the closing of the share exchange agreement. Rather, the closing of the share exchange agreement and the private placement were mutually conditional. The investors in the private placement would not have agreed to close the private placement if the closing of the share exchange agreement was not a certainty, and the share exchange agreement would not have closed if the closing of the private placement was not a certainty. The investors in the private placement would not have agreed to receive shares of a shell company and would not have completed the private placement if the share exchange agreement did not close.

3.	We note that you are registering the resale of an additional 5,000,000 shares of common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, for a total of 10,262,954 shares. We further note the length of time such shares have been held by the selling shareholders and the amount of shares involved relative to the total amount outstanding. Based on the foregoing and notwithstanding your response to comment 2, please tell us why you believe that the offering by such selling shareholders is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Alternatively, please revise the prospectus throughout to identify such selling shareholders as underwriters and indicate that the offering will be conducted at a fixed price for the duration of the offering. For guidance refer to Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09.

We acknowledge the Staff’s comment, but for the reasons set forth below, we respectfully submit that the offering contemplated by the Company’s registration statement (the “Registration Statement”) is a valid secondary offering by or on behalf of the selling stockholders named therein (the “Selling Stockholders”) of common stock that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i).

Background of the Private Placement Financing

On June 24, 2015, we completed a private placement financing pursuant to which we issued an aggregate of 2,631,477 units at a price of $0.882 per unit for gross proceeds of $2,320,959, of which $770,959 was satisfied by settlement of a bridge loan in the principal amount of $750,000, plus accrued interest thereon, made by a subscriber to Epic Stores Corp. prior to the closing of the share exchange agreement dated June 24, 2015. Each unit consisted of one share of common stock in the capital of our company and one transferable share purchase warrant. Each warrant entitles the holder thereof to acquire one share of our common stock at a price of $1.02 per warrant share until June 24, 2018. The securities were issued to 12 non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(a)(2) of the Securities Act of 1933, as amended.

Also on June 24, 2015, we entered into an investor rights agreement (the “Registration Rights Agreement”), as amended effective July 22, 2015, pursuant to which we agreed to register for resale the 2,631,477 shares of common stock and the 2,631,477 shares of common stock that may be issuable upon the exercise of warrants acquired by the investors in the financing.

Effective October 7, 2015, we issued 1,250,000 units to one non-US investor at a price of $0.20 per unit for total consideration of $250,000. Each unit consisted of one share of our common stock and one transferable share purchase warrant, each of which is exercisable into one share of our common stock at a price of $0.30 per share until October 7, 2015. The units were issued pursuant to Regulation S, as promulgated under the Securities Act of 1933, as amended. We also granted piggyback registration rights to this investor.

Effective December 2, 2015, we issued 1,250,000 units to one non-US investor at a price of $0.20 per unit for total consideration of $250,000. Each unit consisted of one share of our common stock and one transferable share purchase warrant, each of which is exercisable into one share of our common stock at a price of $0.30 per share until October 7, 2015. The units were issued pursuant to Regulation S, as promulgated under the Securities Act of 1933, as amended. We also granted piggyback registration rights to this investor.

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Rule 415 Analysis

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In other words, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by Selling Stockholders in a secondary offering.

In Securities Act Rules Compliance and Disclosure Interpretation, Question 612.09 (“C&DI 612.09”), the Staff recognized the importance of the characterization of an offering as a primary or secondary offering and identified the relevant factors to be considered in analyzing the characterization of an offering. C&DI 612.09 provides as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (italics added)

The Company has reviewed the factors set forth in C&DI 612.09 and analyzed each of those factors as applied to the private placement financings, which analysis is set forth below. Based on the Company’s consideration of the totality of the facts and circumstances of the private placement financings and each of the factors set forth in C&DI 612.09, the Company believes that the proposed resale of the shares (the “Registered Shares”) by the Selling Stockholders as contemplated by the Registration Statement should be characterized as a secondary offering, and that all of the Registered Shares can be registered for resale by the Selling Stockholders pursuant to Rule 415(a)(1)(i).

(a)     How long the Selling Stockholders have held the securities

Presumably, the longer securities have been held, the less likely it is that the Selling Stockholders are acting as a mere conduit for the issuer. In this case, more than six months have passed since the closing of the June 24, 2015 private placement. Accordingly, 5,262,954 shares, representing approximately 51% of the shares being registered, were issued or became issuable more than six months ago.

While 2,500,000 shares, representing approximately 24% of the shares being registered, were issued or became issuable more than two months and the balance of the shares were issued or became issuable within a month, we note that there is no mandatory holding period for a PIPE transaction such as the Company’s private placement financings to be characterized as a valid secondary offering. As a result, the current holding period and the additional future period that the Company anticipates to elapse before resales of the Registered Shares are made by the Selling Stockholders are substantially longer than the holding period required by the Staff for a valid PIPE transaction. As noted by the Staff in

Securities Act Sections Compliance and Disclosure Interpretation, Question 139.11 (“C&DI 139.11”), a valid secondary offering could occur immediately following the closing of a private placement. C&DI 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” (italics added)

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The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly after closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days after closing). The Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11 and C&DI 139.27 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, including that: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the issuer.

The Selling Stockholders have borne the investment risk of their securities and will continue to bear this investment risk for a potential substantial additional period before they can make significant resales of such securities. Because the Selling Stockholders have been, and continue to be, subject to market risk if the market price of the Company’s common stock declines, their willingness to participate in the private placement financing with the knowledge that they may not be able to exit their positions at a profit and that their ability to fully exit their positions would likely be restricted for an extended period of time provides evidence that they purchased such securities with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).

The factors discussed above support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(b)     The circumstances under which the Selling Stockholders received the securities

The securities were issued and sold to the Selling Stockholders in an arm’s-length private placement transaction that complied in all respects with C&DI 139.11, Section 4(a)(2) of the Securities Act or Regulation S promulgated thereunder. The Selling Stockholders have represented to the Company that they acquired the purchased securities for investment purposes and not for distribution. They have also represented to the Company that they are not underwriters or dealers in any of the purchased securities, nor are they participating, pursuant to a contractual agreement or otherwise in the distribution of the purchased securities. The Company is not aware of any evidence that would indicate that these representations were false. The gross cash proceeds from the Company’s sale of the securities went directly to the Company. No Selling Stockholders or any affiliates of the Company received or will receive any compensation from the Company in connection with the private placement financings or any exercise of warrants. Additionally, as set forth in the Registration Statement, except for proceeds from the exercise of warrants, the Company will not receive any proceeds from the resale of Registered Shares by the Selling Stockholders.

No Selling Stockholder is acting on the Company’s behalf with respect to the registration of the Registered Shares for resale under the Registration Statement and, other than the registration rights granted to the Selling Stockholders, the Company has no contractual relationship with any of the Selling Stockholders that would control the timing, nature and amount of resales of the Registered Shares or whether such Registered Shares are ever resold under the Registration Statement. The existence of the Registration Rights Agreement and piggyback registration rights are not, in and of themselves, evidence of an intent on the part of the Selling Stockholders to sell their Registered Shares, much less to sell or distribute the securities on behalf of the Company. As noted in part (a) above, there are a number of reasons, other than to effect an immediate sale, why investors prefer securities to be registered. Each Selling Stockholder made an investment decision as of the closing of the private placement financing and has borne and continues to bear the risk of ownership of the acquired securities since the date of purchase.

Importantly, the registration of the Registered Shares was a contractual obligation of the Company following the Selling Stockholders’ payment of the full purchase price for the securities issued in the private placement financings, and not a condition precedent thereto. As a result, as noted in part (a) above, the Selling Stockholders have borne, and continue to bear, the risk that the Company fails or is unable to register the common stock, as well as other risks attendant to share ownership, including that the market price of the Company’s common stock could fall. These market risks, to which the Selling Stockholders became subject to upon the closing of the private placement financings, further support that the secondary offering being registered by the Registration Statement is not being made by or on behalf of the Company or with the intent to effect a distribution.

The Company is not aware of any evidence that any agreement or understanding exists among the Selling Stockholders to effect a distribution of the Registered Shares. In fact, each Selling Stockholder has represented to the Company that it is not participating, pursuant to a contractual agreement or otherwise in the distribution of the securities of the Company. As a result, the circumstances under which the Selling Stockholders received the securities in the private placement financings further support that the offering for resale of the Registered Shares by the Selling Stockholders under the Registration Statement is a secondary offering and not a primary offering.

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(c)     The Selling Stockholders’ relationship to the Company

As stated in the Registration Statement, each Selling Stockholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years.

(d)     Amount of shares being registered

At the outset, it is important to note that the amount of securities involved in an offering is only one of several factors cited in C&DI 612.09 to be considered in applying Rule 415(a)(i)(1). A disproportionate focus on the number of securities being registered is inconsistent with C&DI 612.09 and the facts and circumstances surrounding other transactions similar to the private placement financings.

The ability to effect a secondary offering under Rule 415(a)(i)(1) depends on whether the offering is made by the Selling Stockholders or deemed to be made by or on behalf of the issuer. To reach a conclusion that an offering is being made on behalf of an issuer, it must first be concluded that the Selling Stockholders are seeking to effect a distribution of the applicable securities. If the primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is even a small number and, conversely, a valid secondary offering can take place when the amount of securities involved is a large percentage of the issuer’s outstanding capital stock. Moreover, reducing the number of securities being registered would not change the circumstances of a proposed offering. If the Selling Stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold would not change the investment intent of the Selling Stockholders or their ability to effect a distribution if, in fact, that was their intent.

A focus on the number of securities being registered in relation to the issuer’s outstanding securities or public float in determining whether an offering is a primary or a secondary offering would have a disproportionate impact on smaller public companies, such as the Company, that often have more limited options to raise funds. As a result, a focus on the number of securities being registered by smaller companies seems inconsistent with the Securities and Exchange Commission’s (the “Commission”) public commitment to small business issuers. Further, the enactment of the Jumpstart Our Business Startups Act in 2012 demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

The Company acknowledges the large number of shares of common stock covered by the Registration Statement relative to the public float of the Company’s common stock, but respectfully submits to the Staff that the number of shares being registered is merely a mathematical result of the size of the investment, the price per share of the common stock and the Company’s market capitalization, rather than an indicator of a primary public offering. The price at which the Company sold its securities in the private placement financings was primarily the result of the market condition at the time of the negotiation of the terms of the transaction. The large number of shares of common stock that the Company now proposes to register is not indicative of intent to distribute by the Selling Stockholders. Rather, it is indicative of the size, nature, and terms of the private placements in which such securities were issued and sold by the Company.

The Company understands that the Staff may look more closely at a secondary offering seeking to register more than approximately one-third of the issuer’s public float, in order to examine whether the secondary offering might be a “disguised” primary offering for Rule 415 purposes. However, the Company further understands that this one-third test is intended to be a mere screening tool and is not intended to substitute for an analysis of the factors cited in C&DI 612.09 that are discussed above and below.

In addition, we understand that the Commission has not strictly applied this one-third test if a private placement financing does not involve “toxic securities”, which is the case here.

As set forth in this analysis, each of these other factors supports the conclusion that the private placement financing was a valid private placement in which the Selling Stockholders acquired the Company’s securities as an investment subject to substantial and material market risk and that the offering of the Registered Shares for resale by the Selling Stockholders pursuant to the Registration Statement constitutes a valid secondary offering.

The Company further submits that limiting the resale offerings to those involving one-third or less of an issuer’s public float seems to contradict other interpretative positions of the Staff. For example, Securities Act Rules Compliance and Disclosure Interpretation, Question 612.12 describes an example in which a holder of well over one-third of the issuer’s outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

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In addition, Securities Act Forms Compliance and Disclosure Interpretation, Question 216.14 regarding the use of Form S-3 to effect a secondary offering, provides as follows:

Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (italics added)

These interpretive positions make clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions indicate that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not a secondary offering. In this case, as described in the analysis above and below, the other facts regarding the private placement financing and the Selling Stockholders indicate that the offering of all of the Registered Shares for resale by the Selling Stockholders pursuant to the Registration Statement is properly characterized as a secondary offering permitted under Rule 415(a)(1)(i).

(e)     Whether the Selling Stockholders are in the business of underwriting securities

To our knowledge, none of the Selling Stockholders are registered broker-dealers or affiliates of broker-dealers.

Section 2(a)(11) of the Securities Act of 1933 defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking …” As noted in part (a) above, each Selling Stockholders made specific representations to the Company that such Selling Stockholder acquired the securities for investment purposes and not for distribution and is not an underwriter or dealer in any of the purchased securities, nor is it participating, pursuant to a contractual agreement or otherwise in the distribution of the purchased securities. There is no evidence to suggest that any of these representations were false. As a result, since there is no distribution of securities by the Selling Stockholders on behalf of the Company, there is no underwriting and the Selling Stockholders should not be characterized as underwriters within the meaning of the Securities Act of 1933.

Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present with respect to the Selling Stockholders in the private placement financings.

(f)     Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company in connection with the offering of the Registered Shares for resale under the Registration Statement. Each Selling Stockholder made specific representations to the Company that such Selling Stockholder acquired the securities for investment purposes and not for distribution and is not an underwriter or dealer in any of the purchased securities, nor is it participating, pursuant to a contractual agreement or otherwise in the distribution of the purchased securities. There is no evidence to suggest that any of these representations were false

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of Registered Shares by the Selling Stockholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i).

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Summary Financial Information, page 6

4.	Reference is made to footnote (1) of the summary financial information table. Please disclose a reconciliation of historical weighted average shares to pro forma weighted average shares.

We have revised to reflect this comment. Please see page 7 of the amended Form S-1.

Interests of Named Experts and Counsel, page 19

5.	We note that your financial statements have been audited by Seale & Beers CPAs, LLC, yet you continue to refer to the audit performed by your former auditors, DeJoya Griffith, LLC. Please revise.

We have revised to refer to the correct auditors. Please see page 19 of the amended Form S-1.

Retail Store Strategy, page 21

6.	Please balance your disclosure about planned store expansion by also disclosing stores that you have recently closed. In this regard, it appears from your revised disclosure that you have recently closed two stores.

We have revised to reflect this comment. Please see page 21 of the amended Form S-1.

Unaudited Interim Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

3. Summary of Significant Accounting Policies, page 31

7.	We reviewed your response to comment 15. As previously requested, please disclose your accounting policy for income taxes subsequent to May 20, 2015.

We have revised to reflect this comment. Please see page 32 of the amended Form S-1.

9. Notes Payable, page 37

8.	The table included in Note 9 relates to tenant improvements rather than notes payable. Please revise.

We have revised to reflect this comment. Please see page 37 of the amended Form S-1.

9.	We reviewed your response to comment 17. Please tell us and disclose the conversion terms of the $750,000 note issued March 2, 2015. In addition, please clarify for us how you considered these conversion terms when accounting for the instrument.

The promissory note issued on March 2, 2015 was not intended to be convertible at the time of issuance. Following issuance, it was determined to settle amounts outstanding under the note through participation by the subscription in the June 2015 Private Placement. As such, no conversion terms were considered when accounting for the instrument and the instrument was treated as a note payable when settled.

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Audited Financial Statements, page 42

10.	We note that the audited financial statements were restated. Please revise to clearly label the financial statements as restated. Please also revise your footnotes to disclose that your previously issued financial statements have been restated along with a narrative description of the nature of each of the errors. For each financial statement line item affected by the restatements, please reconcile in table format between the previously reported and restated amounts. Refer to ASC 250-10-50-7. In addition, your auditor should refer to the restatements and the related footnote disclosure in the audit report and date the report accordingly.

We have revised to reflect this comment.

Consolidated Balance Sheets, page 42

11.	Please present each of the following separately on the face of the consolidated balance sheets pursuant to ASC 810-10-45-25:
•	assets of the consolidated variable interest entity (VIE) that can be used only to settle obligations of the consolidated VIE; and
•	liabilities of the consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to your general credit.

We have revised to reflect this comment. See response to question 14 for additional details.

Notes to Financial Statements, page 46

12.	We reviewed your response to comment 20. As previously requested, please disclose that disclosing revenues from external customers for each product or group of similar products is impracticable. Refer to ASC 280-10-50-40.

We have revised to reflect this comment. Please see page 49 of the amended Form S-1.

3. Summary of Significant Accounting Policies, page 47

13.	We reviewed your response to comment 21. The reference to online sales has not been removed as indicated in your response. Please revise to remove such reference.

We have revised to reflect this comment.

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4. Variable Interest Entity, page 51

14.	We reviewed your response to comment 22. Please provide the following information to further support your conclusion that Atlas is a variable interest entity and that you are the primary beneficiary:
•	tell us what variable interests exist at Altas (refer to the definition of a variable interest at ASC 810-10-20);
•	tell us what variable interests you hold in Atlas;
•	describe the contractual arrangements that exist between you and Atlas;
•	support your conclusion that Altas is thinly capitalized by quantifying Atlas’s equity investment at risk and by providing a related qualitative analysis (refer to ASC 810-10-25-45 through 47);
•	describe the contractual arrangements that shield Atlas’s equity holders from economic losses; and
•	explain in detail why you are the primary beneficiary referencing authoritative literature that supports your conclusion.

After extensive discussions with our auditors in connection with this review of our registration statement on Form S-1, it was determined that Atlas Global, LLC (“Atlas”) does not meet the criteria of being a “variable interest entity” in accordance with ASC 810-10-15-14(a)(b). This evaluation was based upon the fact that Atlas was deemed sufficiently capitalized upon inception so as not to constitute a variable interest entity and no events occurred that would require remeasurement. As a result, we have restated our financial statements to deconsolidate the inclusion of Atlas as a variable interest entity.

15.	We reviewed your response to comment 23. It does not appear that any disclosure was added in response to this comment. As such, the comment is repeated. If the assets of Atlas can be used only to settle specific obligations of Atlas, please disclose this fact and qualitative information about the nature of the restrictions. In addition, disclose the lack of recourse if creditors (or beneficial interest holders) of Atlas have no recourse to your general credit. Finally, please disclose the terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests, that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to Atlas, including events or circumstances that could expose you to a loss. Refer to ASC 810-10-50-14.

We have revised to reflect this comment. Please see page 53 of the amended Form S-1.

12. Subsequent Events, page 58

16.	We reviewed your response to comment 24. Please tell us the assumptions used by the Board of Directors (“Board”) to determine a June 3, 2015 per share fair value of $0.001 and explain why these assumptions were deemed most appropriate. Please also tell us the Board’s consideration of common share purchases in contemporaneous transactions. In this regard, we note that during the quarter ended March 31, 2015 you received approximately $0.57 per share from one investor to purchase 705,882 shares and during the month ended April 30, 2015 you received approximately $0.39 per share from two investors to purchase 1,031,788 shares. Address the Board’s consideration of events between the month ended April 30, 2015 transaction and June 3, 2015 that support such a drastic decline in per share value from $0.39 to $0.001 per share.

After extensive discussions with our auditors in connection with this review of our registration statement on Form S-1, it was determined that it would be appropriate to fair value the discount provided to officers and employees of the Company in connection with this stock issuance, and record the value granted as compensation under ASC 7181. Further, it was deemed appropriate to fair value the discount provided to stockholders, and record such discount as a stock dividend.

We have restated our financial statements to classify these share issuances as stock-based compensation.

It should also be noted that the previous disclosure did not appropriately state the number of shares purchased, as the note reflected the pre-reverse split number of shares issued, rather than being adjusted to reflect such reverse split In accordance with ASC 505, the equity presentation has been retroactively applied to such numbers. Please note our revised disclosure on page 63.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 61

17.	We reviewed your response to comment 25. Same store sales is a measure commonly used by retailers that allows investors to determine what portion of new sales has come from sales growth and what portion can be attributed to the opening of new stores. It compares the sales of stores that have been open for a certain period of time such as at least one year. Same store sales figures are expressed as a percentage of growth or decline. Please reconsider disclosing and discussing same store sales for both the annual and interim comparisons and tell us and disclose how you define same store sales. Please also revise to quantify the increase in revenues due to the opening of additional retail stores.

We have revised to reflect this comment.

Results of Operations for the Years Ended December 31, 2014 and 2013, page 64

18.	We reviewed your response to comment 25. As previously requested, please revise to discuss gross profit as a percentage of total revenues or explain why such discussion is not relevant. Please note that your discussion of gross profit as a percentage of total revenues for both the annual and interim comparisons should clearly explain the underlying reasons for the increase or decrease of gross profit as a percentage of total revenues.

We have revised to reflect this comment.

Directors, Executive Officers, Promoters and Control Persons, page 68

19.	We note your response to comment 31; however, we are unable to locate any responsive disclosure in your revised prospectus. Please advise or revise your disclosure accordingly.

We have revised to reflect this comment.

Security Ownership of Certain Beneficial Owners and Management, page 74

20.	We note your response to comment 34; however, with respect to the escrowed shares, it remains unclear which persons have investment, voting and dispositive power over such escrowed shares. Please revise your disclosure to disclose who has investment, voting and dispositive power over the shares being held in escrow pursuant to the escrow agreement dated June 24, 2015.

We have revised to reflect this comment. Please see page 76 of the amended Form S-1.

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Recent Sales of Unregistered Securities, page 79

21.	We note your response to comment 36; however, we are unable to locate any responsive disclosure in your revised prospectus. Please advise or revise your disclosure accordingly.

We have revised to reflect this comment. Please see page 81 of the amended Form S-1.

Signatures, page 83

22.	We note that your signature page is not dated. In your next amendment, please ensure that your signature page is dated concurrent with the date you file your amendment.

We have ensured that the signature page is dated concurrent with the date the amendment is filed.

Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

EPIC STORES CORP.

Per: /s/ Brian Davidson
Brian Davidson
President and Chief Executive Officer

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